May 5, 2011

VIA EDGAR

Mr. Hugh West

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BankFinancial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 9, 2011

File No. 000-51331

Dear Mr. West:

I am responding to the letter from the Securities and Exchange Commission (the “Commission”) to BankFinancial Corporation (the “Company”) dated April 21, 2011 relating to the above-referenced annual report. We respectfully request an extension until May 12, 2011 to respond to the staff’s comments. As many of the comments require disclosure in future filings, including the Company’s upcoming Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011, which is due to be filed with the Commission on May 10, 2011, such an extension would permit the Company to fully develop responses that can be reviewed by the Company’s external advisors for inclusion in the upcoming quarterly report by the deadline for the filing of that report.

Please do not hesitate to call me at (630) 242-7700 if you have any further comments or questions regarding this response.

Sincerely,

/s/ Paul A. Cloutier

Paul A. Cloutier
Executive Vice President and Chief Financial Officer